SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

06 – Proposal Extension of

the Cooperation and

Support Agreement

TIM BRASIL

Contract for Cooperation and Support

Shareholder approval – March/2016

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Information Classification: Confidential

1

Summary

The offer received for the Contract for Cooperation and Support for the period 2016/17 is 13,055 K€, which represents an 11% increase compared to the value of the agreement in 2015/16 of 11,751 K€. Daily rates (Man Day) remain unchanged from the rates registered for the 2015/16 period.

The analysis of the offer for cooperation and support this year presents the following:

- Increase (+18%) in Consulting Services to 8,548 K€ in 2016/17 versus 7,247 K€ in 2015/2016, and (+25%) in Plug & Play projects to 890 K€ in 2016/17 versus 710 K€ in 2015/2016
- Decrease (-5%) in Outsourcing & Other Services projects in the areas of IT and Network (3,616 K€ in 2016/17 versus 3,794 K€ in 2015/16)

In terms of analysis by department:

- Network registers a slight reduction of 2.4% (7,256 K€ to 7,080 K€) in 2016/17
- In Sales the value increases significantly to 1,106 K€ in 2016/17 versus 60 K€ in 2015/16 (+1,744%), due to greater focus on process improvement in the sales area and the introduction of a new organizational structure.
- Other increases in demand for Consulting services by department are Corporate Functions 35% (from 890 K€ to 1,200 K€), Marketing 20% (from 501 K€ to 600 K€) and Customer Relations 11% (from 220 K€ to 245 K€).
- There are no variations in values from one period to another for IT and Wholesale

TIM
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Information Classification: Confidential
2

Evolution of project values by service type between 2013 and 2016/17

14000
12000
10000
8000
6000
4000
2000
0
10.500 K€
11.667 K€
11.751 K€
13.055 K€
2013
2014/2015
2015/2016
2016/2017
Consulting
Outsourcing & Other Services
Plug&Play
Total

The total value of consulting services in 2016/17 increased compared to the previous year by 1,301 K€, and in terms of weight, to 65% of the total, compared to 2015/16.

From 2013, Consulting Services has increased by 43% (+2,550 K €), with increases in the Network area (+9%), Marketing (+71%), Corporate (+75%) and Customer Relations (+75%). Plug & Play and Outsourcing remain stable when compared with 2013.

TIM
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Information Classification: Confidential
3

Evolution of project values by department between 2013 and 2016/17

10.500 K€
11.667 K€
11.751 K€
13.055 K€
1.176 K€
3.406 K€
5.918 K€
1.640 K€
3.333 K€
6.694 K€
1.791 K€
2.704 K€
7.256 K€
3.271 K€
2.704 K€
7.080 K€
2013
2014/15
2015/16
2016/17
Network
IT
Commercial & Corporate

Projects in the Commercial & Corporate areas have registered an increase of 178% between 2013 and 2016/17, demonstrating a greater focus in the commercial and governance activities of the company, especially in the last period.

The IT and Network areas together recorded an increase of 5% in four years, but have remained stable in the last period.

TIM
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Information Classification: Confidential
4

Breakdown - Evolution of project values for Commercial & Corporate

1.176 K€
1.640 K€
1.791 K€
3.271 K€
140 K€
350 K€
686 K€
85 K€
220 K€
480 K€
40 K€
815 K€
120 K€
220 K€
501 K€
60 K€
890 K€
120 K€
245 K€
600 K€
1.106 K€
1.200 K€
2013
2014/15
2015/16
2016/17
Corporate Functions
Sales
Marketing
Customer Care
Wholesale

The sales area registered the largest increase between 2013 and 2016/17, increasing from zero to 1,106 K€. The increase proposed for the period 2016/17 is concentrated in projects in Sales for product innovation and greater speed to bring new products to market to maintain business competitiveness.

Marketing and Corporate Functions also recorded significant increases in the period (71% and 75% growth respectively).

TIM Você, sem fronteiras.

Information Classification: Confidential

5

Evolution of total project values between 2015/16 and 2016/17

11.751 K€
13.055 K€
COMPLETED
694 K€
2.203 K€
NEW
Completed Top 5
• TI - Magistratura: **179 K€**
• Network - Technical Infrastructure Support: **102 K€**
• Network - CDN: **91 K€**
• Network - Broadband E2E Quality of Service: **90 K€**
• Network - Qualità Voice & VoIP E2E: **71 K€**
New Top 5
• Sales - Go to Market Business/Corp: **426 K€**
• Sales - Go to Market Consumer: **426 K€**
• Sales - Go to Market Special Projects: **213 K€**
• Network - NFV Infrastructure: **200 K€**
• Network - Lab Testing Support: **183 K€**
11.057 K€
RENEWED
10.852 K€
Renewed Top 5
• TI - Security – PCS: **759 K€**
• TI - Interconnection Billing: **725 K€**
• TI - NET-SEC : **690 K€**
• Network - Regman: **566 K€**
• Network - Fixed Access Network Testing & Eng. Sup: **441 K€**
2015/16
2016/17

694 K€ was invested in projects completed in last period and thus were not renewed. The value of projects that were renewed decreased slightly in total. New projects are concentrated principally in the sales area, with projects totaling 1,106 K € compared with only 60 K € in the previous period.

TIM
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Information Classification: Confidential
6

Summary – Rate Comparison (2016/17 – 9th Edition)

Accenture evaluated the services rates offered in Italy and Brazil, and concluded that the tariffs applied by Telecom Italia, both for consulting services and for the outsourcing services, are in accordance with the tariffs practiced in the market (Italian and Brazilian) for similar services.

Consulting

Average range – Italian Rate Analysis €/Man Day	Min	Max	TI Blended	Average range – Brazilian Rate Analysis €/Man Day	Min	Max
Average Rates	803	1.405	921	Average Rates	914	2.865

Outsourcing: Network

Average range – Italian Rate Analysis €/Man Day	Min	Max	TI Blended	Average range – Brazilian Rate Analysis €/Man Day	Min	Max
Average Rates	298	442	358	Average Rates	183	612

Outsourcing: IT

Average range – Italian Rate Analysis €/Man Day	Min	Max	TI Blended	Average range – Brazilian Rate Analysis €/Man Day	Min	Max
Average Rates	351	502	406	Average Rates	207	565

Risk Attention Normal

TIM
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Information Classification: Confidential

7

Summary – Rate Comparison

Services and activities that form the scope of this “Cooperation and Support Agreement” analysis were based on the information available and provided by TI: the “roadmap” of major activities and additional information from the departments involved (supported capabilities and main functionalities, daily rates).
These services/activities formally planned have been analyzed according to different approaches:

Intangible Asset
Tangible Asset
Consulting
(Marketing, Sales, Customer Relations, IT, Corporate, Network)
Outsourcing and Other Services
(Network and IT)
Plug & Play
(IT)
Expertise on the market
TI Expertise
1
2
3

1. *Evaluation of agreed daily rates versus major Business Consulting firms daily rates*
2. *Evaluation of agreed daily rates for maintenance services*
   Qualitative check on services package completeness
3. *Evaluation of project value based on a comparison with the value of “alternative turn-key projects” covering the same capabilities (software licenses + system integration)*

Risk Attention Normal

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Information Classification: Confidential
8

Proposal for Service Contracting – Contract for Cooperation and Support 9th Edition

- The offer presented by Telecom Italia for the period 2016/17 proposes a **maximum value of 13,055 K€**
- All information provided has been duly analyzed by Accenture (Fairness Opinion) and considered within the market standards

With a view of the necessity to ensure cost efficiency, the Administration considers it appropriate to limit the contracting of services from Telecom Italia for the period 2016/17 to a value that does not exceed **11,751 K€,** the value contracted in the previous period.

TIM
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Information Classification: Confidential
9

Rate Comparison for period 2015/16 to 2016/17

Accenture also evaluated services rates offered in Italy and Brazil for the period 2015/16, presented in the Fairness Evaluation last year.

2015/16

	TI Blended	Average range – Brazilian Rate Analysis (€/Man Day)	Min	Max
Consulting	916	Average Rates	1.160	3.636
Outsourcing: Network	304	Average Rates	232	776
Outsourcing: IT	407	Average Rates	300	702

2016/17

	TI Blended	€/Man Day	Min	Max
Consulting	921	Average Rates	914	2.865
Outsourcing: Network	358	Average Rates	183	612
Outsourcing: IT	406	Average Rates	207	565

Risk Attention Normal

TIM
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Information Classification: Confidential

11

Agreement Contents – Glossary

ANTS	Automatic Network Service System	SC	Senior Consultant
CDR	Call Data Report	SCTR	Sistema Consuntivazione Traffico Radiomobile
DBLink	Data Base Link	Sec.PCS	Piattaforma Centralizzata di Sicurezza
DBR	Data Base di Rete	SG-VAS	Sistema di Gestione VAS
EJB	Enterprise Java Beans	SI	System Integration
GIS	Geographical Inforamtion System	SISO	Sell In Sell Out
GUITAR	GSM and UMTS Interactive Tool for Advanced Radio planning	SLA	Service Level Agreement
HW	Hardware	SM	Senior Manager
iNMS	i Network Management System	SMOP	Simtel Measurement Open Platform
IRMA	Integrated Radio Mobile Advanced	SMSmon	Short Message Service Monitoring
IT	Information Technology	SNMP	Simple Network Management Protocol
JDBC	Java Data Base Connectivity	SQM	Service Quality Management
M	Manager	SW	Software
M.D.	Man Days	TAS	Trend Analysis System
NET SEC	Network Security	TDWH	Traffic DataWareHouse
NFV	Network Functions Virtualization	TGDS	TACS GSM Delivery System
NOC	Network Operating Center	TI	Telecom Italia
NW	Network	TIM	Telecom Italia Mobile
O&M	Operation & Maintenence	TTM	Trouble Ticket Management
PCS	Piattaforma Centralizzata di Sicurezza	VAS	Value Added Service
RAN	Radio Access Network	WAP	Wireless Application Part
RAP	Revenue Assurance Package	WFM	Work Force Management
SANS	Sistema Acquisizione Nazionale SMS	Virtual CRC	Virtual Desktop

TIM
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Information Classification: Confidential
12

NINTH AMENDMENT

to the

COOPERATION AND SUPPORT AGREEMENT

NINTH Amendment to the Cooperation and Support Agreement

This Ninth Amendment to the Cooperation and Support Agreement (the “Ninth Amendment”) is made this _____day of _____ 2016, by and between:

Telecom Italia S.p.A., an Italian corporation, with its head office located in the City of Milan, Italy, at Via Gaetano Negri, 1, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as “TI”);

and

Tim Celular S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, nº 7143, Vila Andrade, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 04.206.050/0001-80, (hereinafter referred to as “TIM CELULAR”), Intelig Telecomunicações Ltda, a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Fonseca Teles, nº 18, A30, bloco B, térreo, São Cristóvão, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11, (hereinafter referred to as “INTELIG”), and Tim Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 3434, 7º floor, Barra da Tijuca, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.558.115/0001-21, (hereinafter referred to as “TIM PART”);
For the purposes hereof TI, TIM CELULAR, INTELIG and TIM PART shall each individually be referred to as a “Party” and collectively be referred to as the “Parties”.”

WHEREAS, TI, TIM CELULAR, TIM PART and TIM Nordeste S.A., as of the 30th of May 2007, executed the Cooperation and Support Agreement (the “Cooperation and Support Agreement”) for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR and TIM Nordeste S.A., in the areas of inter alia Network, Information Technology and Marketing and Sales;

WHEREAS, on the 8th April 2008, the 22nd April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, and the 2nd of January 2014, 14th April 2015 TI, TIM CELULAR, TIM Nordeste S.A. (this latter only with respect to the First Amendment and the Second Amendment) INTELIG, TIM Fiber SP Ltda, TIM Fiber RJ S.A. (these last three companies only with respect to the Fifth Amendment) and TIM Part entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment and the Eighth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2016 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, and 2015 ( and partially 2016);

WHEREAS, effective as of the 30th of December, 2009, INTELIG became a wholly owned subsidiary of TIM PART and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM CELULAR;

WHEREAS, on the 31st of October, 2011, TIM CELULAR acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR;

WHEREAS, according to the Eighth Amendment to the Cooperation and Support Agreement, the Term of the Agreement expired on the 30th of April 2016;

WHEREAS, TIM CELULAR, INTELIG and TIM PART are willing to continue availing of TI’s support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional  twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party’s corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Ninth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1.         Definitions and Interpretation.

1.1       The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Ninth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2       This Ninth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below.  Except as expressly provided in this Ninth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Ninth Amendment.

1.3.      Each reference in the Cooperation and Support Agreement or hereunder to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Ninth Amendment.

1.4       Each reference in the Agreement to “Company” or “Companies” shall mean a reference, individually or collectively, as the case may be, to TIM CELULAR, INTELIG and TIM PART.

1.5       Each reference in the Agreement to “Party” or “Parties” shall mean a reference, individually or collectively, as the case may be, to TI, TIM CELULAR, INTELIG and TIM PART.

2.         Amendment to the Agreement.

2.1.1 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which expired on the 30th of April 2016, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until 30th of April 2017 (the “Extended Term”).

2.2       Projects’ Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of € 11.751.000 (eleven million, seven hundred and fifty one thousand Euros) (the “Projects’ Price Cap for the Extended Term).

2.3       Road Map for the Extended Term. Prior to the execution of this Ninth Amendment, the Companies have been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and the Companies and, by the execution of this Ninth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I (“Road Map for the Extended Term”). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4       For the Extended Term agreed herein, each reference in the Agreement to the terms “Projects’ Price Cap”, “Road Map”, “Term” and “Annex VII”, shall be intended as a reference made to “Projects’ Price Cap for the Extended Term”, “Road Map for the Extended Term”, “Extended Term” and “Annex I”, respectively, as defined in this Ninth Amendment.

2.5       Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI’s Affiliates and/or certain third parties (other than the Companies) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6       The Parties acknowledge and agree that, for all that is not expressly provided in this Ninth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3.         Governing Law.

This Ninth Amendment shall be governed by the laws of Italy.  The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Ninth Amendment and are incorporated herein by reference, mutatis mutandis.

________________________________________
TELECOM ITALIA S.P.A.
By:
Title:

________________________________________
TIM CELULAR S.A.
By:
Title:

_______________________________________
INTELIG TELECOMUNICAÇÕES LTDA
By:
Title:

________________________________________
TIM PARTICIPAÇÕES S.A.
By:
Title:

Witnesses:

_________________________ By	_________________________ By

Annex I

ROADMAP FOR THE EXTENDED TERM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.